
May 3, 2023

Shin Hwang
Chief Executive Officer
Labwire Inc
6015 N 43rd Ave
Phoenix, AZ 85019

> **Re: Labwire Inc**
> **Offering Statement on Form 1-A**
> **Filed April 21, 2023**
> **File No. 024-12230**

Dear Shin Hwang:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed April 21, 2023

Description of Business

1. We note that you acquired Cessil Company, a discount convenience store, in February 2023. Please expand the description of your business to describe the general development of the business along with all other required disclosure, including for example, your principal products and services, principal market, and the method of distribution of such products and services. Describe the distinctive or special characteristics of your operation or industry that are reasonably likely to have a material impact upon your future financial performance. Refer to Part II, Item 7 of Form 1-A. Please also describe the material terms of the purchase agreement entered into with Cessil Company, and file such agreement as an exhibit to this offering statement. Refer to Part III, Item 17, 7 of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2.   Please revise this section to include a discussion of results for the year ended December 31, 2022. Also, please revise the "Subsequent Material Events" section to provide additional detail regarding the acquisition of Cessil Company. Please discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Refer to Part II, Item 9(d) of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeff Turner